Christopher E. Palmer	Goodwin Procter LLP
+1 202 346 4253	1900 N Street, NW
cpalmer@goodwinlaw.com	Washington, DC 20036
goodwinlaw.com
+1 202 346 4000

April 8, 2022

VIA EDGAR

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Prudential Insurance Company of America

The Prudential Variable Contract Account-10

File Nos. 002-76580 and 811-03421

Dear Mr. Zapata:

This letter responds to comments that you provided to my colleague William P. Lane and me during a telephonic discussion on March 16, 2022, with respect to your review of Post-Effective Amendment No. 58 to Registration Statement Nos. 002-76580 and 811-03421 (“Registration Statement”) for The Prudential Variable Contract Account-10 (“Registrant”).

Set forth below are the comments of the SEC staff (“Staff”) along with the responses thereto by The Prudential Insurance Company of America (“Prudential”) and the Registrant. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant plans to file on or about April 14, 2022 a further post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 to reflect the responses to the comments and to include updated financial information.

1.

Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.

Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 32(r) of Form N-3 and Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary

The Prudential Variable Contract

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April 8, 2022

prospectus for each currently offered separate account described under the statutory prospectus to which the updating summary prospectus relates.

2.	Comment: Front Cover Page. Please include on the outside front cover page of the prospectus the class or classes, if any, to which the Separate Accounts relate.

Response: Prudential has added the classes to which the Separate Accounts relate.

3.

Comment: Key Information Table. Please include hyperlinks for the cross-references to the location in the prospectus where the subject matter is described in greater detail for each of the responses to this item.

Response: Prudential has added hyperlinks for the cross-references.

4.

Comment: Key Information Table, Ongoing Fees and Expenses. The second sentence in the text appearing before the Minimum and Maximum Annual Fee Table should be deleted, as it is not included in the legend appearing in Form N-3 or Form N-4.

Response: Prudential has deleted the second sentence in the text appearing before the Minimum and Maximum Annual Fee Table.

5.

Comment: Key Information Table, Ongoing Fees and Expenses, Minimum and Maximum Annual Fee Table. For each of the Separate Accounts listed in the Registration Statement, please revise the tables to conform to Item 2, Instruction 1(a) of Form N-3 and Form N-4. For example, the information presented in the tables should appear in substantially the same format and order specified in Item 2, Instruction 2(c)(i)(B) of Form N-3 and Form N-4 and the Registrant should explain, in a parenthetical or footnote to the table or each caption, the basis for each percentage in accordance with Item 2, Instruction 2(c)(i)(C) of Form N-3 and Form N-4.

Response: Prudential has revised the tables.

6.

Comment: Key Information Table, Ongoing Fees and Expenses, Minimum and Maximum Annual Fee Table. Please revise the second footnote below the tables for VCA 11 and VCA 24 to refer to “Investment options” instead of “Total Annual Portfolio Operating Expenses.”

Response: Prudential has revised the footnotes.

7.	Comment: Key Information Table, Lowest and Highest Annual Cost Table. Please revise the assumptions included in the tables to conform to the language used in Form N-3 and Form N-4.

Response: Prudential has revised the assumptions included in the tables to conform to the language used in Form N-3 and Form N-4.

The Prudential Variable Contract

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April 8, 2022

8.	Comment: Key Information Table, Insurance Company Risks. Please include in the statement that more information about Prudential’s financial strength ratings is available upon request.

Response: Prudential has revised the statement to include that more information about Prudential’s financial strength ratings is available upon request.

9.

Comment: Overview of the Contract. Please clarify the first sentence of the second paragraph, which states that the prospectus describes “[f]ive of the six group variable annuity contracts that make up the MEDLEY Program . . . .”

Response: Prudential has revised the disclosure.

10.

Comment: Overview of the Contract. Please add disclosure in this section to include a brief overview of the investment options available under the Contract, as well as any “fixed account” investment options. The Registrant should prominently disclose that additional information about each investment option is provided later in the prospectus, and provide cross-references as appropriate. Please also include information about the annuity phase of the Contract.

Response: Prudential has added disclosure in this section to address the Staff’s comment.

11.

Comment: Fee Table. Please provide separate tables for each of VCA 11 and VCA 24. To the extent that VCA 10, VCA 11, or VCA 24 offer more than one class, please also provide a separate response for each class.

Response: Prudential has provided separate tables for each of VCA 11 and VCA 24. Prudential has also added tables for the classes to which the Separate Accounts relate.

12.

Comment: Fee Table, Annual Contract Expenses Table. Please revise the table to conform to Item 4, Instructions 1 and 12 of Form N-3 and Form N-4. For example, the information presented in the table should appear in substantially the same order and be presented in the same language specified in Item 4 of Form N-3 and Form N-4 and the “Administrative Expenses” line item should include any contract, account, or similar fee imposed on all Accumulation Accounts on a dollar basis and charged on any recurring basis.

Response: Prudential has revised the table.

13.	Comment: Fee Table, Annual Contract Expenses. Please revise the annual contract expenses table to show the current charge instead of the minimum charge.

Response: Prudential has revised the annual contract expenses table to show the current charge instead of the minimum charge.

The Prudential Variable Contract

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April 8, 2022

14.	Comment: Investment Practices. Please revise the section to include the information required by Item 19 of Form N-3.

Response: Prudential has revised the section.

15.

Comment: General Description of Separate Accounts. Please keep the order and presentation of the frequent trading policies for VCA 10, VCA 11, and VCA 24 consistent with the order and presentation of other items in the Registration Statement.

Response: Prudential has revised the order and presentation of the frequent trading policies for VCA 10, VCA 11, and VCA 24 to be consistent with the order and presentation of other items in the Registration Statement.

16.

Comment: Other Information. Consider including a website address where investors may obtain the statement of additional information for the Registrant in addition to the telephone number listed for investors to call to request the statement of additional information.

Response: Prudential has included a website address where investors may obtain the statement of additional information for the Registrant.

17.

Comment: Portfolio Companies Available Under the Contract. Please provide a completed appendix, with separate tables indicating which Portfolios are available under each of VCA 11 and VCA 24, and remove the trust names from the appendix.

Response: Prudential has provided a completed appendix, with separate tables indicating which Portfolios are available under each of VCA 11 and VCA 24, and removed the trust names from the appendix.

18.

Comment: Back Cover Page. Please ensure that the website shown links to the statement of additional information for the Registrant and that the website address to be provided will be specific enough to take an individual to the specific page where the statement of additional information is located or is easily accessible from the landing page.

Response: Prudential has revised the website shown, and confirms that the website address to provided is specific enough to take an individual to the specific page where the statement of additional information is located or is easily accessible from the landing page.

19.	Comment: Back Cover Page. Please correct the misspelling of the SEC’s email address in the final paragraph on the back cover page.

Response: Prudential has corrected the misspelling.

The Prudential Variable Contract

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April 8, 2022

20.	Comment: Back Cover Page. Please include the EDGAR contract identifier for the Contract on the bottom of the back cover page.

Response: Prudential has included the EDGAR contract identifier for the Contract on the bottom of the back cover page.

21.	Comment: Please hyperlink to information or documents referenced in the Statement of Additional Information that have been incorporated by reference.

Response: Prudential has added hyperlinks to information or documents referenced in the Statement of Additional Information that have been incorporated by reference.

22.	Comment: Please hyperlink to information or documents referenced in the Part C that have been incorporated by reference.

Response: Prudential has added hyperlinks to information or documents referenced in the Part C that have been incorporated by reference.

23.	Comment: Please ensure that the filing dates are listed for all documents referenced in the Part C that have been incorporated by reference.

Response: Prudential has filing dates for the documents referenced in the Part C that have been incorporated by reference.

*    *    *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call me at 202.346.4253 or Will Lane at 202.346.4304 if you wish to discuss this correspondence further.

Sincerely, /s/ Christopher E. Palmer Christopher E. Palmer

cc:	Patrick E. McGuinness, The Prudential Insurance Company of America
William P. Lane, Goodwin Procter LLP